EXHIBIT 21.2


                          SUBSIDIARIES OF THE COMPANY



1.Exar International, Inc. (a Virgin Islands corporation).

2.Exar IC Design, Ltd. (a California corporation).

3.Exar Japan Corporation (a Japan corporation).

4.Origin Technology, Inc. (a California corporation).

5.Micro Power Systems, Inc. (a California corporation).

6.Startech Semiconductor, Inc. (a Delaware corporation).

7.Silicon Microstructures, Inc. (a California corporation).

8.Exar Ltd., (a United Kingdom corporation).